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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

LEAPFROG ENTERPRISES, INC

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

52186N106 (CUSIP Number)

FEBRUARY 13, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52186N106

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only). Michael C. Wood

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 2,644,520(1) 6. Shared Voting Power 24,302(2) 7. Sole Dispositive Power 2,644,520(1) 8. Shared Dispositive Power 24,302(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,668,822(1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.4% (3)

12.	Type of Reporting Person (See Instructions) IN

(1) Includes 573,516 shares of Class A Common Stock issuable pursuant to options exercisable within 60 days of February 13, 2004.

(2) Represents shares held by reporting person’s wife.

(3) Includes 573,516 shares of Class A Common Stock issuable pursuant to options exercisable within 60 days of February 13, 2004. The percent of class is based on 31,272,816 shares of Class A Common Stock outstanding as of December 31, 2003, as represented to the reporting person by LeapFrog Enterprises, Inc.

Item 1.	(a)	Name of Issuer: LeapFrog Enterprises, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 6401 Hollis Street, Suite 150 Emeryville, CA 94608

Item 2.	(a)	Name of Person Filing: Michael C. Wood

	(b)	Address of Principal Business Office or, if none, Residence: c/o LeapFrog Enterprises, Inc. 6401 Hollis Street, Suite 150 Emeryville, CA 94608

	(c)	Citizenship: USA

	(d)	Title of Class of Securities: Class A Common Stock

	(e)	CUSIP Number: 52186N106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or Dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 2,668,822

(b) Percent of class: 8.4%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 2,644,520 (1)

(ii) Shared power to vote or to direct the vote: 24,302 (2)

(iii) Sole power to dispose or to direct the disposition of: 2,644,520 (1)

(iv) Shared power to dispose or to direct the disposition of: 24,302 (2)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2004

/s/ Michael C. Wood

Signature

/s/ Michael C. Wood, individually

Name/Title

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